UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR
TERMINATION OF REPORTING
UNDER THE SECURITIES ACT OF 1933

X Form C-TR: Termination of Reporting

Name of Issuer

Peptinovo Biopharma Inc.

Legal Status of Issuer

Corporation

Jurisdiction of Incorporation/Organization

Delaware

Date of Organization

04/29/2020

Physical Address of Issuer

600 S. Wagner, Ann Arbor, MI 48103

Website of Issuer

Peptinovo.com

Current Number of Employees

4

Reason for Termination of Reporting Obligations:

The issuer hereby certifies that it is eligible to terminate its ongoing reporting obligations pursuant to Rule 203(b)(2) of Regulation Crowdfunding.

The issuer has filed at least one annual report on Form C-AR and has fewer than 300 holders of record of

securities issued pursuant to Regulation Crowdfunding.

CERTIFICATION

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for termination of reporting obligations and has duly caused this Form C-TR to be signed on its behalf by the duly authorized undersigned.

PEPTINOVO BIOPHARAMA INC.

Signed by:

Signature: Steve Tokarz (PBI)

77BEF5131D70426...

Name: Steve Tokarz
Title: CEO and Director
Date: April 30, 2026

DocuSigned by:

Signature: Ren Homan

4AAE57967987446...

Name: Ren Homan
Title: President and Director
Date: April 30, 2026

DocuSigned by:

Signature: Fred Brown

7C1E44410426421...

Name: Fred Brown
Title: Director
Date: April 30, 2026

Signed by:

Signature: David Romenesko

E46CE588BD954D7...

Name: David Romenesko
Title: Director
Date: April 30, 2026

Signed by:

Signature: michael mortlock

740857EA85AD4B2...

Name: Michael Mortlock
Title: Chief Accounting Officer
Date: April 30, 2026

Instructions:

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.